# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINERVA NEUROSCIENCES, INC., CIK 0001598646
CUSIP: 603380106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/23/2025
Filed by CIK 0001984047
Persons authorized to receive notices and communications: Boehringer Ingelheim Int. GmbH, Binger Strasse 173, Attn: Head of Corp. Legal Gov. and M&A, Ingelheim am Rhein, Germany (2M), 55216, 49613277171954

## Reporting persons
- Boehringer AG (CIK 0001984047): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,500,225; sole dispositive power 0; shared dispositive power 1,500,225; aggregate amount beneficially owned 1,500,225 (3.4% of the class)
  Comment: (1) Securities reflected in rows 8, 10 and 11 comprised of 1,275,000 shares of Common Stock (as defined herein) and an additional 225,225 shares of Common Stock receivable upon exercise of a Pre-Funded Warrant (as defined herein). All securities are held directly by Boehringer Ingelheim International GmbH ("International GmbH"), a wholly owned indirect subsidiary of C. H. Boehringer Sohn AG & Co. KG ("Parent"). Boehringer AG (the "GP") is the General Partner of Parent. The GP and International GmbH may each be deemed to have shared voting and dispositive power over all of the securities.
  (2) Percentage in row 13 based on (i) 43,274,398 shares of Common Stock issued and outstanding as of December 23, 2025, as reported by Minerva Neurosciences, Inc. (the "Issuer") in its Registration Statement on Form S-3 filed on December 23, 2025 and (ii) 225,225 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of a Pre-Funded Warrant held by International GmbH.
- Boehringer Ingelheim International GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,500,225; sole dispositive power 0; shared dispositive power 1,500,225; aggregate amount beneficially owned 1,500,225 (3.4% of the class)
  Comment: (1) Securities reflected in rows 8, 10 and 11 comprised of 1,275,000 shares of Common Stock and an additional 225,225 shares of Common Stock receivable upon exercise of a Pre-Funded Warrant. All securities are held directly by International GmbH, a wholly owned indirect subsidiary of Parent. The GP is the General Partner of Parent. The GP and International GmbH may each be deemed to have shared voting and dispositive power over all of the securities.
  (2) Percentage in row 13 based on (i) 43,274,398 shares of Common Stock issued and outstanding as of December 23, 2025, as reported by the Issuer in its Registration Statement on Form S-3 filed on December 23, 2025 and (ii) 225,225 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of a Pre-Funded Warrant held by International GmbH.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MINERVA NEUROSCIENCES, INC.
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, Massachusetts (MA), 01803
Comment: This Amendment No. 1 ("Amendment No. 1") amends as set forth below a statement on Schedule 13D filed by the Reporting Persons (as defined herein) on July 7, 2023 (the "Original Filing") with respect to shares of Common Stock and a pre-funded warrant to purchase the same (the "Pre-Funded Warrant"). On December 23, 2025, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Stock as a result in the increase in the shares of Common Stock outstanding. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 is being filed on behalf of each of the following persons (each a "Reporting Person" and, together, the "Reporting Persons"):

(i) Boehringer AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (the "GP"); and

(ii) Boehringer Ingelheim International GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany ("International GmbH").
Residence or business address: The principal business address of each of the GP and International GmbH is Binger Strasse 173, 55216 Ingelheim am Rhein, Germany.
Present principal occupation or employment: There are no material updates to the Original Filing.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons nor any person named in Schedule I (consisting of the members of the Board of Managers and Supervisory Board of the GP and of the Board of Managers of International GmbH) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons nor any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of the Federal Republic of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material updates to the Original Filing.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material updates to the Original Filing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
GP 1,500,225 3.4%
International GmbH 1,500,225 3.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or to direct the vote
GP 0
International GmbH 0

(ii) Shared power to vote or to direct the vote
GP 1,500,225
International GmbH 1,500,225

(iii) Sole power to dispose or to direct the disposition of
GP 0
International GmbH 0

(iv) Shared power to dispose or to direct the disposition of
GP 1,500,225
International GmbH 1,500,225

International GmbH is a wholly owned indirect subsidiary of C. H. Boehringer Sohn AG & Co. KG ("Parent"). The GP is the General Partner of Parent. The GP and International GmbH may each be deemed to have shared voting and dispositive power over all of the securities.

None of the individuals listed on Schedule I beneficially own any Common Stock.
Transactions in the class effected during the past sixty days: Neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty days. The decrease in percentage of beneficial ownership reported in this Amendment No. 1 results solely from an increase in the number of outstanding shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 23, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no material updates to the Original Filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: There are no material updates to the Original Filing.

## Signatures
- Boehringer AG: /s/ Arjan van der Oort, Arjan van der Oort, Registered Manager (Prokurist) (12/30/2025)
- Boehringer AG: /s/ Martin Bergmann, Martin Bergmann, Registered Manager (Prokurist) (12/30/2025)
- Boehringer Ingelheim International GmbH: /s/ Dana Leskova, Dana Leskova, Registered Manager (Prokurist) (12/30/2025)
- Boehringer Ingelheim International GmbH: /s/ Dr. Martin Schwarz, Dr. Martin Schwarz, Registered Manager (Prokurist) (12/30/2025)